SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated December 12, 2016
-	Press Release dated December 13, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Antonio Cristodoro
Name: Antonio Cristodoro Title: Head of Corporate Secretary’s Staff Office

Date: December 31, 2016

Eni sells a 30% stake in the Shorouk concession, offshore Egypt, to Rosneft

San Donato Milanese (Milan), 12 December 2016 – Eni has agreed to sell to Rosneft a 30% participating interest in the Shourouk Concession, offshore Egypt, where the supergiant gas field Zohr is located. Eni, through its subsidiary IEOC, currently holds a 90% stake in the block following the recent dilution of 10% to BP which completion is ongoing.

The agreed conditions include a consideration of 1,125 million US dollars and the pro quota reimbursement of past expenditures, which amount so far at approximately 450 million US dollars. In addition, Rosneft has an option to buy a further 5% stake under the same terms.

This agreement further confirms the success of Eni’s “dual exploration model” which, in parallel with an accelerated development of the hydrocarbons reserves, aims at early monetization of the value through the dilution of the high participating interest owned in huge exploration discoveries. With this transaction, in the last four years the model has generated a total cash of approximately 6.3 billion US dollars.

The completion of the transaction is subject to the fulfillment of certain standard conditions, including all necessary authorizations from Egypt’s authorities.

The Zohr field, located in the Shorouk Concession, was discovered by Eni in August 2015 and is the largest natural gas field ever found in the Mediterranean, with a total potential of 850 billion cubic meters of gas in place. On February 2015, the authorization process for the development of field was completed, while the first gas is expected by the end of 2017.

Eni has been present in Egypt since 1954 where it operates through IEOC Production BV. The equity production was about 200,000 barrels of oil equivalent per day in 2015.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni and Sonatrach reached an agreement on gas supplies

San Donato Milanese (MI), 13 December 2016 – Eni and Sonatrach, the Algerian company, reached an agreement for the gas year 2016/2017, for commercial terms in accordance with the relevant gas market.

This agreement that was reached within the Framework Agreement signed by Eni and Sonatrach on 25 November 2016, demonstrates a strong cooperation between the two companies and strengthens their partnership.

Eni's Ceo, Claudio Descalzi, commented: "I am particularly pleased with the closing of the renegotiation on gas supply contract and the level of the strategic partnership with Sonatrach, which also involves the exploration and production sector and the recent new agreement on renewables".

Today's agreement covers almost 20% of the gas imported into Italy and is another step in Eni’s adjustment of its long-term gas supply contracts.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com